Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Appendix 4D of the ASX Listing Rules

for the half-year ended

31 DECEMBER 2017

GENETIC TECHNOLOGIES LIMITED

CORPORATE DIRECTORY

Directors

Dr. Paul A. Kasian (Non-Executive Chairman)
Dr. Lindsay Wakefield (Non-Executive Director)
Mr. Peter Rubinstein (Non-Executive Director)
Mr. Samuel Lee (Non-Executive Director)
Dr. Jerzy Muchnicki (Non-Executive Director)

Company Secretary

Mr. Kevin Fischer

Registered and Head Office

60-66 Hanover Street
Fitzroy Vic. 3065
Australia

Telephone:	+61 3 8412 7000
Facsimile:	+61 3 8412 7040

Email:	info@gtglabs.com

Share Registry		Bankers

Computershare Investor Services Pty. Ltd.		National Australia Bank Limited
Yarra Falls, 452 Johnston Street		Level 2, 151 Rathdowne Street
Abbotsford Vic. 3067		Carlton Vic. 3053
Australia		Australia

Telephone:	+61 3 9415 5000	Bank of America, N.A.
Facsimile:	+61 3 9473 2500	155 Town Centre Drive
Charlotte NC 28117
www.computershare.com		United States of America

Auditors		Stock Exchange information

PricewaterhouseCoopers		Australian Securities Exchange (code: GTG)
Chartered Accountants		Level 4, North Tower, Rialto
2 Riverside Quay,		525 Collins Street,
Southbank VIC, 3006		Melbourne, VIC, 3000
Australia		Australia

NASDAQ Capital Market (ticker: GENE)
One Liberty Plaza, 165 Broadway
New York NY 10006
Company Website address		United States of America
www.gtglabs.com

GENETIC TECHNOLOGIES LIMITED

APPENDIX 4D OF THE ASX LISTING RULES

FOR THE HALF-YEAR ENDED 31 DECEMBER 2017

(This information should be read in conjunction with the Company’s 30 June 2017 Annual Report)

1.                   The reporting period covers the half-year ended 31 December 2017.

The previous corresponding period covers the half-year ended 31 December 2016.

2.                   Results for announcement to the market

2.1            Total revenues from ordinary activities for the reporting period were $97,790, a decrease of $271,346, or 74%, over the previous corresponding period of $369,136.

2.2            The comprehensive loss from ordinary activities after income tax attributable to Members for the reporting period was $3,305,459, being a decrease of $741,602, or 18%, over the previous corresponding period of $4,047,061.

2.3            The comprehensive loss attributable to Members for the reporting period was $3,305,459, being a decrease of $741,602, or 18%, over the previous corresponding period of $4,047,061.

2.4            The Company does not propose to pay a dividend.

2.5            Not applicable.

2.6            The decrease in total revenues during the period under review was primarily due to the decrease in revenues collected from genetic testing services of $271,346. This was slightly offset by the receipt of an Export Market Development Grant for eligible marketing expenditure in the current period of $73,219 (2016: Nil).

The decrease in the comprehensive loss attributable to Members for the reporting period was due to savings achieved ($630,695) in sales and marketing expenditure in the U.S. as the Company transitions its commercial program to an ecommerce based solution. In addition, no corresponding impairment loss on intangible assets was recognised at 31 December 2017 (31 December 2016: $544,694).

3.                   The net tangible assets, per ordinary share, as at 31 December 2017 was 0.30 cents, being a decrease of approximately 30% over the 30 June 2017 figure of 0.43 cents.

4.                   Not applicable.

5.                   No dividends were paid by Genetic Technologies Limited during or after the reporting period, nor were any paid during the previous reporting period.

6.                   The Company has no dividend reinvestment plans in operation.

7.                   Not applicable.

8.                   Not applicable.

9.                   Not applicable

Signed on behalf of Genetic Technologies Limited

/s/ Paul Kasian	Dated this 27th day of February, 2018
Dr Paul Kasian
Chairman

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Half-Year Financial Report

for the period ended

31 DECEMBER 2017

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2017.

Directors

The names of the Directors of the Company in office at the date of this Report are stated below. All Directors were in office for the entire period, except as noted below.

Dr. Paul A. Kasian (Non-Executive Chairman and Acting Chief Executive Officer)

Dr. Lindsay Wakefield (Non-Executive Director)

Mr. Peter Rubinstein (Non-Executive Director) appointed 31 January 2018

Mr. Samuel Lee (Non-Executive Director) appointed 31 January 2018

Dr. Jerzy Muchnicki (Non-Executive Director) appointed 31 January 2018

Dr Malcolm R. Brandon, Mr Grahame J. Leonard AM, and Mr Eutillio Buccilli were Directors from the beginning of the half year period commencing on 1 July 2017 until the resignation of Dr Brandon and Mr Leonard on 30 January 2018 and following a Section 249D shareholders meeting, the removal of Mr Buccilli on 31 January 2018.

Review and results of operations

Financial overview

The total comprehensive loss of the consolidated entity for the financial half-year ended 31 December 2017 was $3,305,459 (2016: $4,047,061). The net cash flows used in operations during the half-year were 13% lower than the previous corresponding period ($3,252,947 as compared to $3,743,233). Overall, total cash and cash equivalents for the half-year ended 31 December 2017 decreased by $3,394,432 to $7,593,823 at balance date.

BREVAGenplus® breast cancer risk test

The Company’s lead product, BREVAGenplus® is a clinically validated, easy-to-use, predictive risk assessment test for women at risk of developing sporadic, or non-hereditary, breast cancer. The Company markets BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). Results from BREVAGenplus provide physicians with valuable information to assist in developing a patient-specific management plan. BREVAGenplus combines genetic information with a common, questionnaire-based, method of breast cancer risk-assessment to provide a more accurate estimate of a woman’s risk of developing breast cancer.

During the half year under review, the Company announced that it would transition the product’s commercial program to an ecommerce based solution. Under the new program, the consumer will be able to initiate the testing by accessing the Consumer Initiated Testing (CIT) platform via the Company’s U.S. subsidiary, Phenogen Sciences, Inc. website.

Colorectal cancer risk assessment test

On the 29 November 2016, Genetic Technologies announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development and commercialisation of a novel colorectal cancer (CRC) risk assessment test.

The partnership with the University is comprehensive and highlights the Company’s overall corporate mission to become a leader in the cancer genomics focused diagnostics’ industry while enhancing its pipeline of risk assessment products. The Company is currently awaiting publication of a University of Melbourne submitted research study that will assist in supporting further research and commercialization initiatives.

Review and results of operations (cont.)

Strategic Review Initiative

During the half year under review, the Company announced that it had commenced a comprehensive strategic review, which included engaging Roth Capital Partners, LLC (Roth) a U.S. based corporate advisory firm to launch a comprehensive initiative to explore a wide range of strategic opportunities designed to achieve near and long-term value for all shareholders. While the period of engagement with Roth has since expired without culminating in a transaction, the Company continues to pursue initiatives as part of the broader strategic review, which are discussed further below.

Going Concern Assessment

The going concern status of the Company is addressed in note 2 of this half year financial report and our auditor has noted an Emphasis of Matter in respect to going concern in their independent auditors report.

Significant changes in the state of affairs

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Significant events after balance date

The following events have taken place after the balance date:

•                  A General Meeting of shareholders that had been requisitioned pursuant to section 249D of the Corporations Act was held on 31 January 2018. The resolutions passed at this meeting have resulted in the appointment of Mr Peter Rubinstein, Mr Samuel Lee and Dr Jerzy Muchnicki as Directors, and the removal of Mr Eutillio Buccilli as a Director. Dr Malcolm R. Brandon and Mr Grahame Leonard, AM, had tendered their resignations on 30 January 2018.

•                  The election of Dr Paul Kasian as Chairman as well as acting Chief Executive Officer following Mr. Buccilli’s departure.

•                  Subject to shareholder approval, which will be sought at a General Meeting to be convened;

•             The Company has entered into a non-binding terms sheet with Blockchain Global Limited (BCG), a related entity to GTG, that will provide a framework for continued discussions with the objective of the parties agreeing on potential medical and biotech blockchain applications. The Company, through the proposed strategic alliance with BCG, is seeking to pursue opportunities that deliver increased efficiencies both in terms of cost reduction as well as increased services and marketing opportunities across the biomedical landscape.

•             To provide further funding the Company has mandated Lodge Corporate Pty Ltd to assist in a proposed private placement of 324.7 million new GTG fully paid ordinary shares at an issue price of 1.4c per GTG share. Wholesale investors under the proposed private placement would also be issued, for no additional consideration (other than the payment of the exercise price); the grant of an option exercisable at 2c on a 1:1 basis; with 3 year maturity and otherwise on terms and conditions consistent with ASX Listing Rules.

The Company will seek to maximise the opportunities that the agreement with Blockchain Global presents to not only build on the genomic assets and expertise that have been developed to date, but also take advantage of the new and developing strategic opportunities presented by the merging of genomics and global digital platforms. Blockchain is a trusted digital ledger that provides a secure low cost and fast way to gather and disseminate information and the Company will explore its potential application in genomics to improve personalised health.

Further information

Further information concerning the operations and financial condition of the consolidated entity can be found in the reports and releases made by the Company to the Australian Securities Exchange during the half-year.

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditor, PricewaterhouseCoopers, which has been reproduced on page 4 of this Report.

Signed in accordance with a resolution of the Directors.

/s/ Paul Kasian

DR. PAUL KASIAN
Non-Executive Chairman

Melbourne, 27 February 2018

Auditor’s Independence Declaration

As lead auditor for the review of Genetic Technologies Limited for the half-year ended 31 December 2017, I declare that to the best of my knowledge and belief, there have been:

(a)                       no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)                       no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

/s/ Sam Lobley
Sam Lobley	Melbourne
Partner	27 February 2018
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME/ (LOSS)

	Notes	Half-year ended 31 December 2017 $	Half-year ended 31 December 2016 $

Revenue from continuing operations - genetic testing services		97,790	369,136
Less: cost of sales	3	(153,923)	(296,151)

Gross (loss)/ profit from continuing operations - genetic testing services		(56,133)	72,985
Other income and expenses	4	202,182	156,382
Selling and marketing expenses		(762,063)	(1,392,758)
General and administrative expenses		(1,504,368)	(1,633,982)
Laboratory and research and development costs		(1,055,940)	(1,131,421)
Impairment of intangible assets expense	5	—	(544,694)
Net foreign exchange (loss)/ gain		(123,194)	401,124

Loss from operations before income tax expense		(3,299,516)	(4,072,364)
Income tax expense		—	—

Loss for the half-year		(3,299,516)	(4,072,364)

Other comprehensive (loss)/ profit
Items that may be reclassified to profit or loss
Exchange (losses)/ gains on translation of controlled foreign operations		(5,943)	25,303
Other comprehensive (loss)/ profit for the half-year, net of tax		(5,943)	25,303
Total comprehensive loss for the half-year		(3,305,459)	(4,047,061)

Loss for the half-year is attributable to:
Owners of Genetic Technologies Limited		(3,299,516)	(4,072,364)
Loss for the half-year		(3,299,516)	(4,072,364)

Total comprehensive loss for the half-year is attributable to:
Owners of Genetic Technologies Limited		(3,305,459)	(4,047,061)
Total comprehensive loss for the half-year		(3,305,459)	(4,047,061)

Loss per share attributable to owners of the Company and from continuing operations:
Basic loss per share (cents per share)	7	(0.14)	(0.22)
Diluted loss per share (cents per share)	7	(0.14)	(0.22)

The above condensed consolidated statement of comprehensive income/ (loss) should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 31 December 2017 $	As at 30 June 2017 $

ASSETS
Current assets
Cash and cash equivalents		7,593,823	10,988,255
Trade and other receivables		352,840	426,272
Prepayments and other assets		276,638	217,122
Total current assets		8,223,301	11,631,649

Non-current assets

Property, plant and equipment		323,204	476,648
Total non-current assets		323,204	476,648
Total assets		8,546,505	12,108,297

LIABILITIES
Current liabilities
Trade and other payables		633,007	898,103
Provisions		549,529	567,190
Total current liabilities		1,182,536	1,465,293

Non-current liabilities
Provisions		30,623	63,960
Total non-current liabilities		30,623	63,960
Total liabilities		1,213,159	1,529,253
Net assets		7,333,346	10,579,044

EQUITY
Contributed equity	9	122,372,662	122,382,625
Reserves		6,108,274	6,044,493
Accumulated losses		(121,147,590)	(117,848,074)
Total equity		7,333,346	10,579,044

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	Half-year ended 31 December 2017 $	Half-year ended 31 December 2016 $

Cash flows from / (used in) operating activities
Receipts from customers		358,122	361,817
Payments to suppliers and employees		(3,622,032)	(4,130,744)
Interest received		10,963	25,694

Net cash flows used in operating activities		(3,252,947)	(3,743,233)

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment		(2,386)	(19,417)
Proceeds from the sale of plant and equipment		—	49,650

Net cash flows (used in) / from investing activities		(2,386)	30,233

Cash flows from/ (used in) financing activities
Proceeds from the issue of shares		—	8,049,369
Equity transaction costs		(9,963)	(952,848)

Net cash flows (used in) / from financing activities		(9,963)	7,096,521

Net (decrease) /increase in cash and cash equivalents		(3,265,296)	3,383,522
Cash and cash equivalents at the beginning of the period		10,988,257	11,179,687
Net foreign exchange difference		(129,138)	438,532

Cash and cash equivalents at the end of the period		7,593,823	15,001,741

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Contributed equity $	Reserves $	Accumulated losses $	Total equity $
Balance at 1 July 2016	115,272,576	6,054,861	(109,444,248)	11,883,189
Loss for the half-year	—	—	(4,072,364)	(4,072,364)
Other comprehensive income	—	25,303	—	25,303

Total comprehensive loss	—	25,303	(4,072,364)	(4,047,061)

Transactions with owners in their capacity as owners
Contributions of equity net of transaction costs	6,822,243	—	—	6,822,243
Share-based payments	—	49,569	—	49,569
	6,822,243	49,569	—	6,871,812
Balance at 31 December 2016	122,094,819	6,129,733	(113,516,612)	14,707,940

Balance at 1 July 2017	122,382,625	6,044,493	(117,848,074)	10,579,044
Loss for the half-year	—	—	(3,299,516)	(3,299,516)
Other comprehensive loss	—	(5,943)	—	(5,943)
Total comprehensive loss	—	(5,943)	(3,299,516)	(3,305,459)

Transactions with owners in their capacity as owners
Equity transaction costs	(9,963)	—	—	(9,963)
Share-based payments	—	69,724	—	69,724
	(9,963)	69,724	—	59,761
Balance at 31 December 2017	122,372,662	6,108,274	(121,147,590)	7,333,346

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
Half-year ended 31 December 2017

1.         BASIS OF PREPARATION OF HALF-YEAR REPORT

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2017 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this Report is to be read in conjunction with the annual report for the year ended 30 June 2017 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.         CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Going concern

During the financial half-year, the consolidated entity incurred a total comprehensive loss after income tax of $3,305,459 (2016: $4,047,061) and net cash outflows from operations of $3,252,947 (2016: $3,743,233). As at 31 December 2017, the consolidated entity held cash reserves of $7,593,823.

The Directors expect increased cash outflows from operations over the next twelve months as the Company continues to invest in resources in research and development and sales and marketing activities in support of BREVAGenplus and its pipeline of risk assessment products. The Directors also expect expenditure to increase in the near term as the Company develops opportunities to deliver increased efficiencies through its proposed strategic alliance with Blockchain Global Limited, a related entity to GTG. As a result of these expected cash outflows, the Directors intend to raise new equity via the proposed private placement with Lodge Corporate Pty Ltd to provide funding within the next twelve months in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of the planned equity raising.

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional funds via the issuance of new equity, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents). In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

2.         CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. Management determined the fair value by engaging an independent valuer using a Black-Scholes and Monte Carlo simulation options pricing model.

	Consolidated
	Half-year ended 31 December 2017 $	Half-year ended 31 December 2016 $
3. COST OF SALES

Inventories used	55,471	101,822
Direct labour costs	54,496	91,822
Depreciation expense	34,030	31,285
Inventories written off	9,926	71,222

Total cost of sales	153,923	296,151

4. OTHER INCOME AND EXPENSES

Research and development tax incentive	118,000	81,500
Export Marketing Development Grant income	73,219	—
Interest Revenue	10,963	25,666
Gain on disposal of fixed assets	—	49,216

Total other income and expenses	202,182	156,382

5.         IMPAIRMENT OF INTANGIBLE ASSETS

Slow growth rates in the market adoption of the BREVAGenplus® breast cancer risk assessment test contributing to net losses represented an impairment triggering event in the first half of the previous year. The Group performed an impairment assessment, which resulted in a non-cash impairment of $544,694 of the Patents and other Intangible assets associated with the BREVAGen breast cancer risk test being recognised at 31 December 2016. In line with the Company’s policy and as a result of the ongoing slow growth rates in the uptake of BREVAGenplus , management has assessed that the intangible asset should remain fully impaired at 31 December 2017.

	Consolidated
	Half-year ended 31 December 2017 $	Half-year ended 31 December 2016 $
6. EXPENSES

Amortisation of intangible assets	—	63,783
Depreciation of fixed assets	106,535	104,205
Employee benefits expenses	1,495,936	1,863,265

	Consolidated
	Half-year ended 31 December 2017 $	Half-year ended 31 December 2016 $
7. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

Loss for the half-year attributable to the owners of Genetic Technologies Limited	(3,299,516)	(4,072,364)

Weighted average number of ordinary shares used in calculating loss per share (as at 31 December 2017 and 31 December 2016)	2,435,282,724	1,813,108,811

Note:        None of the 75,102,778 (31 December 2016: 53,852,778) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share and have therefore been excluded from the weighted average number of shares.

8.         SEGMENT REPORTING

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarised as follows:

Business segments

		Revenues and income
Segment		Sales $	Other $	Totals $	Profit / (loss) after tax $
Operations	2017	97,790	202,182	299,972	(3,299,516)
	2016	369,136	156,382	525,518	(4,072,364)

Segment		Assets $	Liabilities $	Amortisation /depreciation/ Impairment $	Purchases of equipment $

Operations	2017	8,546,505	(1,213,159)	(106,535)	2,386
	2016	12,108,297	(1,529,253)	(371,611)	234,799

Notes:             In the above tables, all income statement figures relate to the periods ended 31 December 2017 and 2016, respectively whilst all balance sheet figures are as at 31 December 2017 and 30 June 2017, respectively.

Geographic information

Australia — is the home of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland — is the home of GeneType AG.

8. SEGMENT REPORTING (cont.)

Geographic segments

		Revenues and income
Segment		Sales $	Other $	Totals $	Profit / (loss) after tax $

Australia	2017	—	202,182	202,182	(2,971,979)
	2016	—	156,255	156,255	(2,140,420)
USA	2017	97,790	—	97,790	(327,920)
	2016	369,136	155	369,263	(1,925,671)
Switzerland	2017	—	—	—	383
	2016	—	—	—	(6,273)
Totals	2017	97,790	202,182	299,972	(3,299,516)
	2016	369,136	156,410	525,518	(4,072,364)

Segment		Assets $	Liabilities $	Amortisation /depreciation/ Impairment $	Purchases of equipment $

Australia	2017	8,249,631	(1,123,206)	(102,200)	2,386
	2016	11,473,094	(1,291,529)	(362,677)	223,096
USA	2017	294,100	(89,953)	(4,335)	—
	2016	632,419	(233,301)	(8,934)	11,703
Switzerland	2017	2,774	—	—	—
	2016	2,784	(4,423)	—	—
Totals	2017	8,546,505	(1,213,159)	(106,535)	2,386
	2016	12,108,297	(1,529,253)	(371,611)	234,799

Note:        In the above tables, all income statement figures relate to the periods ended 31 December 2017 and 2016, respectively whilst all balance sheet figures are as at 31 December 2017 and 30 June 2017, respectively.

Australian profit / (loss) after tax includes Impairment of Intangible assets expense of $ Nil (2016: $544,694)

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	As at 31 December 2017 $	As at 30 June 2017 $
Loan payable (USA) and loan receivable (Australia)	175,738	348,835
Foreign exchange gain (USA) and foreign exchange loss (Australia)	370,479	776,295
Cost of sales (USA) and sales (Australia)	20,094	74,762

8.                            SEGMENT REPORTING (cont.)

Segment products and locations

The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however key sales activities take place in the USA.

Major customers

During the half-years ended 31 December 2017 and 31 December 2016, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.

	Consolidated
	As at 31 December 2017 $	As at 30 June 2017 $
9. CONTRIBUTED EQUITY
Issued and paid-up capital
Fully paid ordinary shares	122,372,662	122,382,625
Total contributed equity	122,372,662	122,382,625

Movements in shares on issue

Period ended 31 December 2017	Shares	$
Balance at the beginning of the half-year	2,435,282,724	122,382,625
Less: transaction costs arising on share issue	—	(9,963)
Balance at the end of the half-year	2,435,282,724	122,372,662

Year ended 30 June 2017	Shares	$
Balance at the beginning of the financial year	1,715,282,724	115,272,576
Add: shares issued as part of the conversion of convertible notes	720,000,000	8,049,369
Add: facility fee rebate on previously issued shares*	—	295,110
Less: transaction costs arising on share issue	—	(1,234,430)
Balance at the end of the financial year	2,435,282,724	122,382,625

* Rebate of a facility fee originally provided to Kentgrove Capital on commencement date of a Standby Equity Placement Facility Agreement entered into in January 2015 that was paid on expiry of the facility agreement on 21 January 2017 in accordance with the agreement, representing a reduction in total equity transaction costs associated with the commencement of the facility.

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

10.       RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the half-year ended 31 December 2017 various transactions between entities within the Group and other related parties occurred, as listed below. Except where noted, all amounts were charged on commercial, similar to market terms and at commercial rates.

Phenogen Sciences Inc.

During the half year ended 31 December 2017 Phenogen Sciences Inc., a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $20,094 (2016: $47,222).

11.       DIVIDENDS PAID AND PROPOSED

No dividends were paid during the half-year ended 31 December 2017 and no dividends were proposed.

12.       EVENTS AFTER THE BALANCE SHEET DATE

As disclosed in the Directors’ report to this half year report, subsequent to a General Meeting of Shareholders held on 31 January 2018 there have been changes to the composition of Board of Directors.

Additionally, subject to shareholder approval,

•                  The Company has entered into a non-binding terms sheet with Blockchain Global Limited, a related entity to GTG, that will provide a framework for continued discussions with the objective of the parties agreeing on potential medical and biotech blockchain applications. The Company, through the proposed strategic alliance with BCG is seeking to pursue opportunities that deliver increased efficiencies both in terms of cost reduction as well as increased services and marketing opportunities across the biomedical landscape.

•                  To provide further funding, the Company has mandated Lodge Corporate Pty Ltd to assist in a proposed private placement of 324.7 million new GTG fully paid ordinary shares at an issue price of 1.4c per GTG share. Wholesale investors under the proposed private placement would also be issued, for no additional consideration (other than the payment of the exercise price); the grant of an option exercisable at 2c on a 1:1 basis; with 3 year maturity and otherwise on terms and conditions consistent with ASX Listing Rules.

There have been no other significant events which have occurred after balance date.

DIRECTORS’ DECLARATION

In the opinion of the Directors:

(a)                       the financial statements and notes, as set out on pages 5 to 14 are in accordance with the Corporations Act 2001, including:

(i)                  complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)               giving a true and fair view of the consolidated entity’s financial position as at 31 December 2017 and of its performance for the half-year ended on that date; and

(b)                       there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

/s/ Paul Kasian

DR. PAUL KASIAN
Non-Executive Chairman

Melbourne, 27 February 2018

Independent auditor’s review report to the shareholders of Genetic Technologies Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Genetic Technologies Limited (the Group), which comprises the condensed consolidated balance sheet as at 31 December 2017, the condensed consolidated statement of comprehensive income/(loss), condensed consolidated statement of cash flows, and condensed consolidated statement of changes in equity for the half-year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Genetic Technologies Limited. The consolidated entity comprises the Group and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the Group are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the consolidated entity’s financial position as at 31 December 2017 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Genetic Technologies Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with the Corporations Act 2001 including:

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

1.                            giving a true and fair view of the consolidated entity’s financial position as at 31 December 2017 and of its performance for the half-year ended on that date;

2.                            complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Material uncertainty related to going concern

We draw attention to Note 2 in the half-year financial report, which indicates that during the financial half-year, the consolidated entity incurred a total comprehensive loss after income tax of $3,305,459 and net cash outflows from operations of $3,252,947. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of the planned equity raising. These conditions, along with other matters set forth in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Sam Lobley
Sam Lobley	Melbourne
Partner	27 February 2018